TSX:IRC                                                                                 NR 06-4

                                                                                 February 27, 2006

INTERNATIONAL ROYALTY CORPORATION ANNOUNCES SUPREME COURT OF BRITISH COLUMBIA UPHOLDS

 COAL ROYALTY AGREEMENT

DENVER, COLORADO, February 27, 2006 International Royalty Corporation (TSX:IRC) (“IRC”) is pleased to announce that the Supreme Court of British Columbia has upheld the royalty-sharing agreement (“the Royalty Agreement”) entered into by Western Canadian Coal Corp. (“Western”) on March 31, 2000 with certain individuals, including David Fawcett (“Fawcett”), with respect to the Mt. Speiker, Perry Creek, Hermann and West Brazion coal properties.

On February 22, 2005 IRC signed a definitive agreement with Fawcett to acquire 20.3% of a 1% royalty of the price (FOB) for all product tonnes of coal produced from the Wolverine and Brazion properties located in north eastern British Columbia as granted under the royalty agreement.  Four properties are covered by the royalty interests.

The purchase price was CA$1,250,000, payable CA$312,500 in cash and the balance by the issue of 218,023 Common Shares of IRC valued at the IPO price. The definitive agreement and related escrow agreement called for the entire cash and share consideration to be held in escrow pending the receipt by Fawcett of Western’s execution of the assignment agreements acknowledging the Royalty Agreement and Fawcett’s sale to IRC.

On March 21, 2005 Western filed with a petition in the Supreme Court of British Columbia challenging the validity of the Royalty Agreement.

On February 24, 2006 the Supreme Court of British Columbia upheld the Royalty Agreement.  Western has 30 days to appeal this decision.

On February 9, 2006, Western announced in its Third Quarter 2006 Operating Results, that it “is constructing a coal preparation plant at Wolverine to handle 3.0 million tonnes of hard coking coal per annum. Initial throughput is expected to commence in July 2006 at the rate of 2.4 million tonnes per annum. Earlier this year, [Western] applied to the BC government for an increase in the allowable production at Wolverine from 1.6 million tonnes to 2.4 million tonnes per annum. A decision is expected this quarter.”

At the time of IRC’s signing of the definitive agreement, [Western] had applied for an annual production rate of 1.6 million tonnes of coal at the Wolverine mine.  IRC is very pleased to see that Western is pursuing a greatly expanded production schedule.

The preceding information is derived from publicly available information. The information contained in the Western press release and in this press release has been reviewed by Mr. Nick Michael of SRK Consulting, IRC's qualified person for the purpose of this release. IRC may not have legal rights to constant access to the properties or to a review of the data which was used to substantiate the technical information which has been publicly disclosed. Consequently neither IRC nor Mr. Michael has undertaken an independent due diligence investigation to confirm the accuracy of this information as of this time. In some instances, the disclosure of the technical information may have been re-worded or edited in this press release by Mr. Michael so as to better comply with the requirements of National Instrument 43-101.

About IRC
IRC was formed for the purpose of acquiring and creating natural resource royalties with a specific emphasis on mineral royalties. IRC holds interests in or has contracts for the purchase of over 60 royalties in 14 commodities. IRC's portfolio includes royalties on properties ranging from the exploration through production stages across the globe including an effective 2.7% net smelter return royalty on the Voisey's Bay project in Labrador, Canada.

On behalf of the Board of Directors,
INTERNATIONAL ROYALTY CORPORATION

Douglas Silver
Chairman and CEO

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe IRC's future plans, intentions, objectives or goals, including words to the effect that IRC or management expects a stated condition or result to occur. Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements. IRC does not expect to update forward-looking statements continually as conditions change and you are referred to the full discussion of IRC's business contained in its reports filed with the securities regulatory authorities.

For further information please contact:

Jack Perkins, Director of Investor Relations: (303) 991-9500

Douglas J. Hurst, President: (250) 352-5573

info@internationalroyalty.com

www.internationalroyalty.com

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Tel.: (514) 939-3989

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